loanDepot, Inc.

26642 Towne Centre Drive

Foothill Ranch, California 92610

September 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	loanDepot, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-207343

Ladies and Gentlemen:

loanDepot, Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-207343) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on October 8, 2015.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

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If you have any questions regarding this matter, please contact Michael Kim of Kirkland & Ellis LLP at (212) 446-4746. Thank you for your assistance in this matter.

Sincerely,

/s/ Peter Macdonald

Peter Macdonald

Executive Vice President,

General Counsel